

December 3, 2012

Susan Patschak
Chief Executive Officer
Canopius Holdings Bermuda Limited
Atlantic House, 11 Par-La-Ville Road
Hamilton HM11 Bermuda

> Re: **Canopius Holdings Bermuda Limited**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 19, 2012**
> **File No. 333-183661**

Dear Ms. Patschak:

We have reviewed your amended registration statement and correspondence dated November 19, 2012 filed in response to our October 24, 2012 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your references to "for the six months ended September 30, 2012" on pages 17 and F-1 to "for the nine months ended September 30, 2012."

Summary, page 1
Third Party Sale, page 13

2. We note your response to our prior comment 3 and related disclosure. Please further revise your disclosure to describe the specific controls Canopius Bermuda will impose on the initial private placement to ensure that each of the third party investors and its affiliates will own less than 5% of the outstanding shares of Tower Ltd.

The Merger, page 39
Illustrative Example of Stock Conversion Number, page 44

3. Please update the illustrative examples to incorporate a Tower Share Price estimate reasonably tied to the Tower Share Price of the most recent practicable date.

Treatment of Tower Convertible Senior Notes, page 46

4. We note your disclosure that based on the dollar value of the potential conversion and the recent trading value, Tower management does not expect that holders of the Convertible Senior Note will exercise their conversion rights. Please expand your disclosure to indicate that, upon conversion and exchange for the merger consideration, Tower Ltd. may file a subsequent registration statement registering the resale by the converting noteholders of the Tower Ltd. shares received.

Opinion of Barclays to the Tower Board of Directors, page 56

Tower Valuation, page 59

5. We note the Has/Gets Analysis prepared by Barclays. We further note that Barclays relied on projections provided by the management of Tower with respect to each of (i) earnings per share; (ii) return on tangible equity; (iii) return on equity; (iv) tangible book value per share; and (v) book value per share. Please revise your description of the Has/Gets Analysis to disclose any relevant assumptions underlying Tower's projections.

Discounted Cash Flow Analysis, page 62

6. Please revise your description of the discounted cash flow analysis to disclose the earnings estimates provided by Tower management, the earnings estimates for the pro forma entity provided by Tower management and the adjustments made by Barclays in its calculation of the pro forma range of per share values for consummation of the transaction.

Comparable Transaction Analysis, page 65

7. Please revise the disclosure to disclose the transactions excluded from Barclays' analysis, if any, and provide the reasons why those transactions were excluded.

8. Please revise the disclosure to further describe the qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transaction which would affect the acquisition values of the selected target companies and Canopius Bermuda and describe how such qualitative judgments resulted in adjustments to the quantitative transaction analysis.

General, page 66

9. We note that the description in the registration statement regarding the material relationships between Barclays and Tower does not provide a narrative and quantitative description of the fees paid or to be paid to Barclays and its affiliates by Tower, Canopius and their affiliates. Please revise the registration statement to provide such disclosures. In particular, please disclose the specific fees paid to Barclays for the specific investment banking and financial services performed by Barclays over the past two years and the "customary fee" Barclays will receive as placement agent in connection with the third party sale.

Tower Group's Form 10-Q for the Quarterly Period Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 2 – Accounting Policies and Basis of Presentation
Reclassification and Adjustments, page 6

10. We are still evaluating your response to prior comment 15. Please address the following:

- Revise the Net Income Attributable to Tower heading to Consolidated Net Income in the second table on page 10 of your response;
- Tell us how you amortized a deferred tax asset that you never recorded as a fair value purchase adjustment in connection with the acquisition of CastlePoint;
- Clarify why the reversal of the deferred tax valuation allowance would have increased consolidated net income but would have no effect on Net Income Attributable to Tower; and
- Tell us why you analyzed the errors identified prior to the out-of period adjustments, during the out-of-period adjustments and in total as opposed to on a consolidated basis.

Item 4. Controls and Procedures
(a) Disclosure Controls and Procedures, page 54

11. Please revise your response to prior comment 16 to describe the internal control weaknesses over financial reporting, the steps you took to remedy the internal control weaknesses and the factors you considered in determining that your failure to record certain transactions at their proper amounts or at all that are at a minimum quantitatively material in some periods did not represent a significant internal control weakness over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact (Staff Accountant) at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Bryan Pitko, Staff Attorney, at (202) 551-3203 or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director


cc: <u>Via E-mail</u>
        Joseph L. Seiler III
        Brinker Biddle & Reath LLP